SOUTH TEXAS OIL COMPANY
769 Highway 95 N,
Bastrop, TX 78602
Tel: (512) 772-2474
Fax: (512) 263-5046

October 26, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Re:   South Texas Oil Company
      Form 8-A12(g) Registration Statement filed on October 24, 2007 File No. 000-50732

Ladies and Gentlemen:

      In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, South Texas Oil Company (the "Company") hereby withdraws the Registration Statement on Form 8-A12(g) (File NO. 000-50732), filed by the Registrant on October 24, 2007 (the "Registration Statement"). The Company is withdrawing the Registration Statement because the Form 8-A12(g) was an improper filing. The correct filing, Form 8-A12(b), will be filed subsequent to this withdrawal.

      No securities were sold in connection with the Registration Statement. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.



                                    Sincerely,


                                    /s/ Murray Conradie
                                    --------------------------
                                    Murray Conradie
                                    CEO, Chairman and Director